ITAÚ UNIBANCO HOLDING S.A. 1

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the first quarter of 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results of the new institution, for the effect of comparability, the data related to the first quarter of 2008 takes into account the combination of Itaú and Unibanco figures.

1.
Net income of Itaú Unibanco for the first quarter of 2009 totaled R$2.0 billion, with annualized return of 18.2% on average equity (27.1% for the first quarter of 2008). Recurring net income was R$2.6 billion, with annualized return of 23.1%. Consolidated stockholders’ equity reached R$45.0 billion as of March 31, 2009. Basel ratio at the end of the period stood at 16.5%, based on economic-financial consolidated.

2.
Itaú Unibanco paid or provided for its own taxes and contributions for the first quarter of 2009 in the amount of R$3.1 billion. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$1.9 billion.

3.
Itaú Unibanco’s consolidated assets reached R$618.9 billion at the end of March 2009.  The loan portfolio, including endorsements and sureties, totaled R$272.7 billion, an increase of 25.1% as compared to March 31, 2008.  In Brazil, non-mandatory loans to the individuals segment reached R$94.5 billion.  The large company segment reached R$101.3 billion, whereas the very small, small and middle-market company segment reached R$51.6 billion.

4.
Total free, raised and managed own assets totaled R$810.0 billion, an increase of 17.1% as compared to March 31, 2008. Demand, time and savings deposits totaled R$197.9 billion. Technical provisions for insurance, pension plan and capitalization totaled R$45.7 billion.

5.
In the investment banking area, Itaú BBA took part in debenture, promissory note operations and securitization operations amounting to R$430 million. In capital markets, the bank was the joint bookrunner of public offerings that totaled R$2.2 billion. Itaú BBA continued in the leading position in the ANBID ranking regarding the distribution of fixed and variable income in the 12-month period ended in March 2009.

6.
The performance of shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú Unibanco’s preferred shares fell 18.3% as compared to the quotation of March 31, 2008. Ibovespa index dropped 32.1% in the same period. The market value of Itaú Unibanco R$106.0 billion at the end of March.

7.
Itaú Unibanco employed approximately 106 thousand people at the end of March 2009. The employee’s fixed compensation plus charges and benefits totaled R$2.0 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$358 million. In addition, approximately R$28 million was invested in education, training and development programs.

8.
Itaú Unibanco’s integration process made significant advances in the quarter. On January 23, the ATMs were interconnected, enabling Itaú and Unibanco clients to use the equipment of both institutions. The Corporate, Investment Banking and Treasury segments are already operating on an integrated basis, while the integration of the branch network will start in the second half.

1  The new company name of Itaú Unibanco Banco Múltiplo S.A. awaiting approval by BACEN.

9.
Itaú Unibanco approved its Sustainability Policy. In this quarter, we highlight the following: the granting of the award “Prêmio Itaú de Finanças Sustentáveis” (Itaú’s Sustainable Finance Award); “Diálogos Itaú de Sustentabilidade” (Itaú’s Dialogues on Sustainability); the launch of “Banco de Ideias Sustentáveis (BIS)” (Bank of Sustainable Ideas); and “Programa Itaú Ecomudança” (Ecochange Itaú Program), which announced the institutions to which the funds from “Fundos Itaú Ecomudança” (Itaú’s ecochange funds) will be granted.

10.
In the quarter, social and cultural investments of Itaú Unibanco totaled approximately R$28 million. With the “Programa Excelência em Gestão Educacional” (Excellence in Education Management Program), Fundação Itaú Social innovated in the pedagogical management area.  The continuity of the “Jovens Urbanos” (Urban Youth Program) is also noteworthy.  Instituto Unibanco and the Government of the State of Minas Gerais renewed the agreement which will invest R$17 million by 2010, benefiting 40 thousand students, 280 tutors and approximately one thousand teachers of State schools through the following projects: “Jovem de Futuro” (Youth of the Future); “Entre Jovens” (Among Youth), and “Plug In Minas - Núcleo Amigos do Professor” (Teachers’ Fellows Center). The headquarters of Itaú Cultural was visited by over 40 thousand people. The calls for participation in the Itaú Cultural’s Rumos (Directions) Program were released for the Cybernetic Art, Movies, Video, Dance and Cultural Journalism categories.

11.
The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itauunibancori.com.br).

São Paulo, April 29, 2009.

PEDRO MOREIRA SALLES
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer